[ING STATIONERY]

March 2, 2007

Ellen J. Sazzman
Senior Counsel
Division of Investment Management Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street NE, Room 1580
Washington, DC 20549

Re:	File Nos. 333-85618, 811-07935
Separate Account NY-B of ReliaStar Life Insurance Company of New York
Prospectus Name: ING SmartDesign Variable Annuity - NY

FORM AW Dear Ms. Sazzman:

Pursuant to Rule 477(a) under the Securities Act of 1933, we are writing to request withdrawal of Post Effective Amendment No. 17 to the registration on Form N-4, filed on February 1, 2007 (Accession No. 0000836687-07-000030). We are awaiting policy form approval and will resubmit the prospectus disclosure at a later date. No securities were sold in connection with the amendment.

If you have any questions or comments, please call me at (610) 425-3404.

Sincerely,

/s/ John S. Kreighbaum
John S. (Scott) Kreighbaum
Counsel

1475 Dunwoody Drive	ReliaStar Life Insurance Company of New York
West Chester, PA 19380
Tel: (610) 425-3404
Fax: (610) 425-3520